Exhibit 16.1

April 17, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Nu Ride Inc., formerly Lordstown Motors Corp. and subsidiaries, (the “Company”) and, under the date of February 28, 2024, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2022. On April 17, 2024, we were dismissed.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated April 17, 2024, and we agree with such statements except we are not in a position to agree or disagree with the Company’s statements included in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP